UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission File Number: 001-40816

_____________________

Argo Blockchain plc
(Translation of registrant’s name into English)
_____________________

9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Strategic Actions to Strengthen the Balance Sheet dated 07 October 2022

Press Release

7 October 2022

Argo Blockchain plc

("Argo" or "the Company")

Announcement of Strategic Actions to Strengthen the Company's Balance Sheet

●
Argo signs LOI to amend existing equipment financing agreement
●
Argo plans to sell 3,400 mining machines for cash proceeds of £6.0 million ($6.8m)
●
Argo intends to raise approximately £24 million ($27m) via Proposed Subscription with a strategic investor

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to announce several strategic actions that are intended to bring in additional capital to the business and ensure that the Company has the working capital necessary to execute its current strategy and meet its obligations over the next twelve months.

As previously reported on 9 September 2022, the Company has seen headwinds from the price of both natural gas and electricity caused by the geopolitical situation in Europe and low levels of natural gas storage in the United States. These factors, coupled with the decline in the price of Bitcoin since March 2022 and the increased mining difficulty, have reduced the Company's profitability and free cash flow generation.

The Company has been proactive in curtailing operations at its flagship Helios facility in Dickens County, Texas, during periods of high power prices and securing a more favourable short term power purchase agreement ("PPA") with a new electricity provider. The Company remains optimistic about securing a long term, low-collateral, fixed price PPA and is continually reviewing its other expenditures to identify and take additional steps to manage the Company's costs.

In addition to the Company's measures to reduce costs and preserve capital, Argo's Board of Directors ("Board")  has made the decision to pursue a combination of financing opportunities to strengthen the Company's balance sheet. Based on its cost reductions and the assumed completions of the transactions described below on the terms set forth in the letters of intent and presently anticipated timing, the Company believes its working capital will be sufficient for its present requirements, that is for at least the next twelve months from the date of this announcement. The Company and the Board remain of the view that following these strategic steps, Argo will be both well positioned and capitalised to endure the current period of market dislocation. The Board and the Company will continue to closely monitor the Company's cash needs and available sources of capital.

A.
 Amendment to Existing Equipment Financing Agreement

The Company has executed a non-binding letter of intent ("NYDIG LOI") to amend its existing equipment financing agreement with an affiliate of New York Digital Investment Group LLC ("NYDIG"). This amendment releases approximately £5.0 million ($5.7 million) of restricted cash and modifies the amortisation schedule for the Company's existing loans. The transaction significantly reduces the Company's debt service payments and links future payments for NYDIG loans used to finance purchases of digital asset mining equipment to network mining profitability. In exchange, the Company will provide NYDIG with an expanded collateral package. The amended equipment financing agreement is expected to contain customary covenants for an agreement of its type. The Company and NYDIG expect to close the amendment within the next few weeks, and a further announcement will be made in due course.

B.
Sale of Mining Machines

In addition, the Company has signed an agreement to sell to a third party 3,400 new in box Bitmain S19J Pro machines, representing ~340 PH/s of total hashrate capacity, for cash proceeds of £6.0 million ($6.8 million). Argo will host these machines for the third party at Helios pursuant to a hosting services agreement that includes a profit sharing arrangement.

After accounting for this sale, the Company expects to achieve a total hashrate capacity of 2.9 EH/s by the end of October 2022.

C.
Conditional Subscription for Ordinary Shares

The Company has entered into a non-binding letter of intent with a strategic investor ("Investor") under which, subject to contract, due diligence and other customary conditions, the Investor has agreed to subscribe for approximately 87 million Ordinary Shares at GBP £0.276 per Ordinary Share for gross proceeds of approximately GBP £24 million ($27 million) (the "Subscription").

Assuming completion of the Subscription, the net proceeds of the Subscription will be used by the Company for working capital and general corporate purposes, including capital expenditures in connection with the continued build out of its flagship Helios facility in Dickens County, Texas.

Assuming completion of the Subscription, the Investor will hold 15.46% of the Company's enlarged issued share capital.

The Investor will have the right to nominate two new non-executive directors to the Board, subject to the Company's approval. One of these new non-executive directors will replace an existing non-executive director. Following these appointments, the Board will consist of seven directors.

The Subscription is limited to the Investor, and this announcement should not be considered an offer or solicitation to purchase or subscribe for securities in the United States.

The Company and Investor expect to complete the Subscription within the next 30 days, and a further announcement will be made in due course.

Management Commentary

Peter Wall, Chief Executive at Argo Blockchain, said, "We have worked relentlessly to create and execute on a strategy that will support our objective of sustainable growth for the Company," Wall continued. "We also understand the importance of maintaining flexibility in our approach in order to respond swiftly to external factors. We are glad to have a strong relationship with our lender NYDIG, who has been working with us to provide flexibility and to help ensure the long term success of the Company."

"Additionally, the sale of the 3,400 Bitmain machines generates cash in the near term, and the Subscription with a major strategic investor strengthens the balance sheet while adding significant expertise in Bitcoin mining and digital asset management to the Board. After careful consideration, we are convinced that taking these steps will better position the Company to navigate the current market conditions and preserve shareholder value."

Operational Update

The Company's next regular monthly operational update will be released on Tuesday 11 October 2022.

Consummation of Transactions Under Letters of Intent Subject to Entry into Definitive Agreements

Argo and the respective parties to the letters of intent described above intend to negotiate and execute definitive agreements in the near term. There can, however, be no assurance that any definitive agreements will be signed or that any transaction will be consummated.  In that circumstance, the Board would review other financing options, of which there are a number currently available. Should Argo be unsuccessful in completing any further financing, Argo would become cash flow negative in the near term and would need to curtail or cease operations. The Board of Directors remains confident that the Company will be able to complete the transactions described in this announcement or failing that, other financing transactions to provide the Company with working capital sufficient for its present requirements, that is for at least the next twelve months from the date of this announcement.

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's or, as appropriate, the Directors' current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "remains confident", "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future, including the risk that the Company may be unable to secure sufficient additional financing to meet its operating needs. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Registration Statement on Form F-1.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Seamus Fricker Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Salamander Davoudi Fabio Galloni-Roversi Monaco Nasser Al-Sayed argoblock@tancredigroup.com	+44 7957 549 906 +44 7888 672 701 +44 7915 033 739

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With its flagship mining facility in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. Argo also participates in several Web 3.0, DeFi and GameFi projects through its Argo Labs division, further contributing to its business operations, as well as the development of the cryptocurrency markets. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 October, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel